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                                                                                                            OMB APPROVAL
                                           SECURITIES AND EXCHANGE COMMISSION                       -----------------------------
                                                Washington, D.C. 20549                              OMB Number:  3235-0058
                                                                                                    Expires:    May 31, 1997
                                                                                                    Estimated average burden
                                                      FORM 12b-25                                   hours per response ..... 2.50
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                                             NOTIFICATION OF LATE FILING                                    SEC FILE NUMBER
                                                                                                               0-27494
(Check One):  |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form N-SAR                -----------------------------
                                                                                                    -----------------------------
                                                                                                             CUSIP NUMBER
                                                                                                               G34874100
     For Period Ended: September 30, 2000                                                           -----------------------------

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended: ___________________________________________________________________________________________

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                            Read Instruction (on back page) Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

____________________________________________________________________________________________________________________________________

PART I -- REGISTRANT INFORMATION

Leisureplanet Holdings, Ltd.
____________________________________________________________________________________________________________________________________
Full Name of Registrant

First South Africa Corp., Ltd.
____________________________________________________________________________________________________________________________________
Former Name if Applicable

Clarendon House, Church Street
____________________________________________________________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

Hamilton  HM CX, Bermuda
____________________________________________________________________________________________________________________________________
City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable  effort or expense and the registrant  seeks relief  pursuant to Rule
12b-25(b), the following should be completed. (Check appropriate box.)

          (a) The reasons  described in  reasonable  detail in Part III of this form could not be  eliminated  without  unreasonable effort or expense;

  |x|     (b) The  subject  annual report,  semi-annual  report,  transition  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the  prescribed  due date;  or the subject  quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before  the  fifth calendar day following the prescribed due date; and

          (c) The accountant's  statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III -- NARRATIVE
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State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q,  N-SAR, or the transition report or portion thereof,  could not be filed within the prescribed time period.
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                                SEE ATTACHMENT A
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PART IV--OTHER INFORMATION

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(1) Name and telephone number of person to contact in regard to this notification

      Clive Kabatznik                                       561                                    479-0040
    ____________________________________________  _______________________________  _________________________________________________
                  (Name)                                    (Area Code)                             (Telephone Number)

(2) Have all other periodic reports required under Section  13 or 15(d) of  the Securities Exchange Act of
    1934 or Section 30  of the  Investment  Company Act of 1940 during the preceding 12 months or for such shorter  period that  the  registrant was required to file such report(s) been filed? If the answer
    is no, identify report(s).                                                                                |X| Yes  |_| No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings  statements to be included in the subject
    report or portion thereof?                                                                                |X| Yes  | | No

    If so, attach an explanation of the anticipated  change,  both narratively and  quantitatively,  and, if appropriate,  state the reasons why a reasonable estimate of the results cannot be made.

                                SEE ATTACHMENT B
====================================================================================================================================

                                                    LEISUREPLANET HOLDINGS, LTD
                                        ____________________________________________________
                                            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date November 15, 2000                                                       By /s/ Clive Kabatznik
     ----------------------                                                     -----------------------
                                                                                Name:  Clive Kabatznik
                                                                                Title: President, Vice Chairman,
                                                                                Chief Executive Officer, Chief
                                                                                Financial Officer, Director and
                                                                                Controller
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
                                  ATTACHMENT A

                              PART III - NARRATIVE

The Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000 could not be filed within the prescribed time period since the Registrant has not finalized all of its accounting matters in connection with the sale of its South African operating subsidiaries. As a result, the financial statements of the Registrant for the fiscal quarter ended September 30, 2000 and the notes thereto, have not yet been completed.

                                  ATTACHMENT B

                           PART IV - OTHER INFORMATION

The Registrant anticipates reporting that the results of operations for the fiscal quarter ended September 30, 2000 have substantially changed as compared with the results of operations for the fiscal quarter ended September 30, 1999. The Company has discontinued its Internet travel business and has sold certain operating subsidiaries which will be classified as discontinued operations. As a result, revenue for the quarter ended September 30, 2000 is anticipated to be minimal and net loss for the fiscal quarter ended September 30, 2000 is anticipated to be approximately $1.3 million.